UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:      001-35493

STEEL PARTNERS HOLDINGS L.P.
(Exact name of registrant as specified in its charter)

590 Madison Avenue, 32nd Floor New York, New York, 10022 (212) 520-2300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units, no par value 6.0% Series A Preferred Units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 222 holders of record of Common Units, no par value, and 84 holders of record of 6.0% Series A Preferred Units

Pursuant to the requirements of the Securities Exchange Act of 1934, Steel Partners Holdings L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

STEEL PARTNERS HOLDINGS L.P.

Date: May 1, 2025	By:	/s/ Ryan O’Herrin
	Name:	Ryan O’Herrin
	Title:	Chief Financial Officer